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                                 PUBLICIS GROUPE

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                                                          PARIS, JUNE 8, 2004
    CONTACTS AT PUBLICIS GROUPE:
    PIERRE BENAICH, INVESTOR RELATIONS                    +33 1 4443 6500
    EVE MAGNANT, CORPORATE COMMUNICATIONS                 +33 1 4443 7025





                         GENERAL MEETING OF SHAREHOLDERS
                                 PUBLICIS GROUPE




The combined Ordinary and Extraordinary General Meetings of Publicis Groupe SA were held today under the chairmanship of Elisabeth Badinter, Chair of the Supervisory Board, and Maurice Levy, Chairman & CEO.

Maurice Levy reviewed the year's highlights and results of the year 2003 as well as prospects for the year ahead.

Shareholders   then  voted  the  resolutions   presented  to  the  Ordinary  and
Extraordinary General Meetings, in particular approving the increase of the dividend to 0.26 euros per share.

The terms of six members of the Board were renewed for six years. The board members whose terms were renewed are Mesdames Sophie Dulac, Helene Ploix, Monique Bercault and Messieurs Michel Cicurel, Amaury-Daniel de Seze and Gerard Worms.

2003: A YEAR RICH IN CHALLENGES

Despite difficult conditions in our industry as well as in the overall economic environment, the year 2003 demonstrated the strength of Publicis Groupe and its people as they successfully achieved four major challenges:

 o        The successful integration of Bcom3

 o        A return to organic growth

 o        Continued improvement in operating margin

 o        Strengthening our balance sheet
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                                 PUBLICIS GROUPE

1 - SUCCESSFUL INTEGRATION OF BCOM3:


Groupe management attention in 2003 was focused on the successful integration of Bcom3, the largest and most ambitious acquisition in the history of our industry.

ALL ASPECTS OF THE INTEGRATION WERE ACHIEVED ACCORDING TO PLAN:


Creation of a new Groupe Management team, integrating executives of the different agency networks.

o Creation of a single Groupe Management organization at the holding company level in Paris, with the simultaneous dissolution of all corresponding management structures of the former Bcom3. This was achieved without major problems and in a spirit of constructive cooperation.

o Dissolution of the D'Arcy network and distribution of its assets in the other Groupe units. While less ambitious operations following mergers in the industry are known to have generated a variety of problems, this reorganization was achieved satisfactorily, without significant loss of clients or key personnel.

o Reconfiguration of our offering in the key sector of healthcare communications with the creation of Publicis Healthcare Communications Group, today worldwide leader in the field, according to MedAd News. The offer is focused on Medicus, Saatchi & Saatchi Healthcare and Publicis Healthcare Communications Specialty Group.

o The three main advertising networks--Leo Burnett, Saatchi & Saatchi and Publicis Worldwide each found a natural place in the Groupe, with each featuring a unique and differentiated positioning. They are perfectly positioned to increase the attractiveness of our Groupe's offerings and thus continue to increase the Groupe's place in the industry.

o The activities of marketing services were reorganized to be more coherent and focused on the holistic philosophy of the Groupe, with the creation of Arc North America in the U.S. and the strengthening of Publicis Dialog.

o In the important area of media agencies, Publicis Groupe is ranked number one worldwide (Recma ranking) with the Starcom MediaVest Group and ZenithOptimedia networks. These were reinforced during the year 2003, following the purchase of minority interests in Starcom Motive and ZenithOptimedia. A review is under way in this area in order to further strengthen our performance in this field.

o A number of initiatives were launched in 2003 to restructure administrative and real estate functions, notably the implementation of Shared Resources Centers.


THE  SUCCESSFUL   INTEGRATION  OF  BCOM3  IS  UNDOUBTEDLY   THE  MOST  IMPORTANT
ACHIEVEMENT OF THE YEAR 2003 AND ONE OF THE MOST NOTABLE IN OUR INDUSTRY.


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                                 PUBLICIS GROUPE

2 - RETURN TO SIGNIFICANT ORGANIC GROWTH:

Revenues for the year 2003 reached (euro)3.86 billion, an increase of 32% compared to revenues in 2002. On a fully-comparable basis and constant exchange rates, organic growth was +2% for the entire year.

3 - IMPROVEMENT IN OPERATING MARGIN:

In line with our Groupe's commitment, the operating margin during the second half of the year not only met but exceeded the objective of 15%, effectively reaching 15.3%. For the year as a whole, operating margin was boosted to 14.3%. This compares with 13.4% for 2002, on the basis of audited pro-forma accounts (an increase of 90 basis points).

4 - IMPROVEMENT IN THE FINANCIAL STRUCTURE OF THE GROUPE:

The working capital was very significantly enhanced during the second half of 2003, generating over the year a total inflow of (euro)232 million. This included (euro)445 million cash inflow for the second half alone, which followed an outflow of (euro)213 million for the first half of the year. This improvement, outside of seasonal factors in the second half, represents one of the first effects of the Groupe-wide program `Focus on Cash'.

At the same time, net indebtedness of the Groupe was significantly reduced, from
(euro)1.330 billion at December 31, 2002 (and which had reached its highest level at (euro)1.553 billion at June 30, 2003) to (euro)1.166 billion at December 31, 2003. The ratio of Net Debt to Equity was at 91% at year-end, and at 71% at constant exchange rates.

Publicis Groupe continued in 2003 its refinancing actions begun in 2002, as well as the improvement of its liquidity. This included the issue of an `Oceane' convertible of (euro)672 million (maturity date at 5 years, 0.75%) and signing of a three year syndicated credit facility "Club Deal" for (euro)700 million.


Total credit facilities available at December 31, 2003 were in excess of (euro)1 billion.

5 - STRATEGIC PARTNERSHIP WITH DENTSU:

The strategic partnership with Dentsu is developing extremely well. It involves the development of relations with clients in common and has led to the promising launch of iSe, whose capital is held 45% by Publicis Groupe, 45% by Dentsu Inc., and 10% by Sports Mondial. It has already won the key assignment for hospitality for the World Football Cup in 2006 in Germany.


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                                 PUBLICIS GROUPE

6 - SIMPLIFICATION OF THE SHARE OWNERSHIP OF PUBLICIS GROUPE:

The merger of Publicis Groupe, Somarel, MLMS, and MLMS 2 took place on May 15, 2003, significantly simplifying the shareholding structure of the Groupe, which, at December 31, 2003, was composed of the following in terms of voting rights:

 o    18.8 % for Madame Elisabeth Badinter,

 o    16.6 % for Dentsu (capped to 15%) and 64.6 % for the public.

7 - PUBLICIS GROUPE, NUMBER ONE WORLDWIDE IN NET NEW BUSINESS:

The total new business won by the Groupe--4 billion dollars (3.4 billion euros)--placed the Groupe number one worldwide in net new business for the year. This cushions the effects of natural attrition among client accounts and the very significant new business won is clear evidence of the market's perception of the Groupe's offer. This perception is reinforced by the impressive recognition for creativity won in top competitions by Publicis Groupe agencies:

o PUBLICIS GROUPE WAS SECOND AT THE CANNES ADVERTISING FESTIVAL OF 2003 WITH 255 POINTS AND 47 `LIONS'.

o Publicis Groupe emerges as the clear industry leader in another Gunn ranking involving revenue weighted creative performance.

o LEO BURNETT AND SAATCHI & SAATCHI, were named among the top five by the Gunn Report, which classifies agency creativity according to the number of prizes and awards won.

o STARCOM MEDIAVEST GROUP WAS NAMED AGENCY OF THE YEAR BY Media Magazine and US MEDIA AGENCY OF THE YEAR BY AD AGE.






PUBLICIS GROUPE (Euronext Paris: : FR0000130577, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents .

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA COUNSEL AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM